F&G ANNUITIES & LIFE, INC.
801 Grand Avenue, Suite 2600
Des Moines, IA 50309
August 17, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	F&G Annuities & Life, Inc.
Registration Statement filed on Form S-4
File No. 333-273890
Filed August 10, 2023
Ladies and Gentlemen:
F&G Annuities & Life, Inc. (the “Company”), the primary obligor under its 7.400% Senior Notes due 2028 (the “Original Notes”), and each of the guarantors set forth on the signature page hereto (the “Guarantors” and, together with the Company, the “Registrants”), are registering an exchange offer (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4 (the “Registration Statement”) in reliance on the position of the Staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (available April 13, 1988) (hereinafter, Exxon Capital Holdings), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). The Registrants represent as follows:
1.The Registrants have not entered into any arrangement or understanding with any person who will receive the Company’s 7.400% Senior Notes due 2028 in the Exchange Offer (the “Exchange Notes”) to distribute those securities following completion of the Exchange Offer. To the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and will not participate in the Exchange Offer with a view to distribute the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction, and be identified as an underwriter in the prospectus.
2.The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

3.The Registrants will include in the letter of transmittal to be executed by each person participating in the Exchange Offer (a) an acknowledgement that such participant does not intend to engage in a distribution of the Exchange Notes and (b) an acknowledgement for each person that is a broker-dealer exchanging Original Notes acquired for its own account as a result of market-making activities or other trading activities, that such person will satisfy any prospectus delivery requirements in connection with any resale of such Exchange Notes, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact me at (515) 330-3340 or Dwight S. Yoo, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel, at (212) 735-2573.

Very truly yours,

F&G ANNUITIES & LIFE, INC.

By:	/s/ Jodi Ahlman
	Name:	Jodi Ahlman
	Title:	General Counsel & Secretary

GUARANTORS:

CF BERMUDA HOLDINGS LIMITED
FGL US HOLDINGS INC.
FIDELITY & GUARANTY LIFE BUSINESS SERVICES, INC.
FIDELITY & GUARANTY LIFE HOLDINGS, INC.

By:	/s/ Jodi Ahlman
	Name:	Jodi Ahlman
	Title:	Senior Vice President, General Counsel & Secretary

cc:	Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP
[Signature Page to the Exxon Letter]